Exhibit 99.1

São Paulo, October 31st, 2023.

Comissão de Valores Mobiliários – CVM

Mr. Guilherme Rocha Lopes

Mrs. Luciana de Barros Magalhães Gomes

Superintendência de Relações com Empresas (SEP)

Gerência de Acompanhamento de Empresas 2 (GEA-2)

Ref.: Ofício nº 296/2023/CVM/SEP/GEA-2 – Request for clarification on news published in the media

Dear Sirs,

JBS S.A., a publicly-held company, headquartered in the city of São Paulo, State of São Paulo, at Avenida Marginal Direita do Tietê, 500, Bloco I, 3rd floor, Vila Jaguara, CEP 05118-100, registered in the National Register of Legal Entities of the Ministry of Finance under No. 02.916.265/0001-60 (“JBS”), hereby represented by its Global CFO and Investor Relations Officer, in response to your request in the Official Letter 296/2023/CVM/SEP/GEA-2, dated October 30th, 2023 (“Official Letter”), hereby provides the clarifications below.

Request Received

The Official Letter refers to the news entitled “JBS promises extra investment of R$12 billion in Brazil if the dual listing is approved” published by the Globo Rural website on October 27th, 2023, indicating that: “JBS announced that, if the dual listing in Brazil and the United States is completed, it will invest an additional R$12 billion in the country until 2026. This month, the controlling shareholder J&F Investimentos communicated its R$38 billion plan for the period, with R$3 billion destined for the meat Company.”

It then requests the Company’s statement on the veracity of the information provided in the news, especially the highlighted excerpts, and requests and, if true, additional clarifications be provided regarding the matter, as well as informing the reasons why the Company understood that it was not if the matter is treated as a Material Fact, under the terms of CVM Resolution No. 44/21.

The Company must also inform which documents it filed in the Empresas.NET System and which items of the Reference Form can provide further information on the subject.

Clarifications

JBS clarifies that (i) the volume of investments indicated in the matter for the indicated time horizon does not deviate substantially from the Company’s past practices and, if compared with the Company’s global revenues, does not constitute, in our view, a Material Fact ; (ii) the possibility of such investments being made will be a result of the Company’s corporate structure if the dual listing is approved and implemented, subject to disclosure to the market on July 12th, 2023; and (iii) the Company periodically reports information about its investments made, ongoing and planned through its financial information (and related documents, such as presentations to analysts and earnings releases) and its Reference Form (in particular item 2.10).

Having fulfilled the request, we remain at your disposal for further clarification.

Yours sincerely,

JBS S.A.

Guilherme Perboyre Cavalcanti

Global CFO and Investor Relations Officer